FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a – 16 or 15b – 16 of
The Securities Exchange Act of 1934

For the month of June, 2002

Tag Oil Ltd.

(Translation of registrant's name into English)

887 Helmcken Street, Vancouver, BC, V6Z 1B1 Canada

(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F X Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes X No ______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-3346.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAG Oil Ltd.
(Registrant)

Date: June 17th, 2002

(Signature)

Garth Johnson
(Name)

Secretary/CFO
(Title)

TAG Oil Ltd. Announces Private Placement

Vancouver, British Columbia – June 17, 2002-- /PRNewswire/--TAG Oil Ltd. (OTCBB: TAGOF) advises that on June 12, 2002 the board of directors of the Company approved a private placement for US$80,000.

The private placement consists of 400,000 units at a price of US$0.20 per unit. Each unit consists of one common share and one two-year share purchase warrant. Each share purchase warrant entitles the holder to purchase one common share at a price of US$0.25 in the first year and US$0.30 in the second year. The Company plans to use the proceeds from this financing for general corporate purposes. The resale of TAG Oil's shares will be restricted for a one-year hold period in accordance with applicable law.

TAG Oil Ltd. is a Canadian-based oil and gas exploration company. The Company focuses on under-explored areas internationally and currently has projects in Papua New Guinea, New Zealand and Canada. Upon completion of this financing, the Company will have approximately 6.3 million shares issued and outstanding. Tag Oil is a reporting company in British Columbia, Alberta and the United States.

For further information, please contact Garth Johnson, director at (604) 682-6496.

This is the form of material change report required under section 85(1) of the Securities Act.

FORM 53-901F

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1. **Reporting Issuer**

Tag Oil Ltd.
887 Helmcken Street
Vancouver, B.C. V6Z 1B1

Item 2. **Date of Material Change**

On or about June 17th, 2002

Item 3. **Press Release**

June 17th, 2002, Vancouver, B.C.

Item 4. **Summary of Material Change**

TAG Oil Ltd. Announces Private Placement

Item 5. **Full Description of Material Change**

Vancouver, British Columbia – June 17, 2002--/PRNewswire/--TAG Oil Ltd. (OTCBB: TAGOF) advises that on June 12, 2002 the board of directors of the Company approved a private placement for US$80,000.

The private placement consists of 400,000 units at a price of US$0.20 per unit. Each unit consists of one common share and one two-year share purchase warrant. Each share purchase warrant entitles the holder to purchase one common share at a price of US$0.25 in the first year and US$0.30 in the second year. The Company plans to use the proceeds from this financing for general corporate purposes. The resale of TAG Oil's shares will be restricted for a one-year hold period in accordance with applicable law.

TAG Oil Ltd. is a Canadian-based oil and gas exploration company. The Company focuses on under-explored areas internationally and currently has projects in Papua New Guinea, New Zealand and Canada. Upon completion of this financing, the Company will have approximately 6.3 million shares issued and outstanding.

Tag Oil is a reporting company in British Columbia, Alberta and the United States.

For further information, please contact Garth Johnson, director at (604) 682-6496.

Item 6. **Reliance on Section 85(2) of the Act**

N/A

Item 7. **Omitted Information**

None

Item 8. **Senior Officers**

Garth Johnson, Corporate Secretary and Chief Financial Officer
(604) 682-6496

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

June 17th, 2002 *"Garth Johnson"*

Garth Johnson, Corporate Secretary/Chief Financial Officer

Place of Declaration: Vancouver, British Columbia